SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

300 SOUTH GRAND AVENUE LOS ANGELES, CALIFORNIA 90071-3144 _______ (213) 687-5000 Fax: (213) 687-5600 http://www.skadden.com November 7, 2007

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VIA EDGAR AND COURIER

Mr. Jay Williamson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heckmann Corporation
Amendment No. 6 to Registration Statement on Form S-1
Filed November 7, 2007
File No. 333-144056

Dear Mr. Williamson:

On behalf of Heckmann Corporation, in connection with the proposed initial public offering of Heckmann Corporation’s units, common stock and warrants, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “SEC”), Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-144056) (the “Registration Statement”), including exhibits, for filing under the Securities Act of 1933, as amended (the “Securities Act”), which we have marked to show changes from Heckmann Corporation’s Amendment No. 5 to the Registration Statement, as filed on November 2, 2007. The purpose of Amendment No. 6 is to reflect the removal of the co-investment feature.

Please contact me at (213) 687-5234 if you have any questions or require further information.

Very truly yours,

/s/ Gregg A. Noel
Gregg A. Noel

cc:	Securities and Exchange Commission
John Reynolds
Blaise Rhodes

cc:	Simpson Thacher & Bartlett LLP
William H. Hinman, Jr.
Louis P.A. Lehot